EXHIBIT 12.1
STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES
     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.
     For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges. “Fixed charges” consists of interest expense.

						Nine Months Ended
	Years Ended April 30,					January 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except for ratios)
Fixed Charges:
Interest expense	$8,021	$3,588	$3,340	$2,675	$1,638	$1,031	$1,771

Total fixed charges	$8,021	$3,588	$3,340	$2,675	$1,638	$1,031	$1,771

Earnings:
Net income (loss)	$(17,832)	$17,225	$832	$5,249	$8,702	$4,502	$7,776
Income taxes	71	(15,620)	(346)	3,426	5,063	2,676	4,745
Fixed charges	8,021	3,588	3,340	2,675	1,638	1,031	1,771

Total earnings for computation of ratio	$(9,740)	$5,193	$3,826	$11,350	$15,403	$8,479	$14,292

Ratio of earnings to fixed charges (1)	—	1.4	1.1	4.2	9.4	6.5	8.1

(1)	Due to the registrant’s loss in 2002, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $17,761 to achieve a coverage ratio of 1:1.